Filed by Vision Sensing Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vision Sensing Acquisition Corp.

Commission File No. 001-40983

Watersight Adds Global Companies to the AquaRing Water Monitoring Pilot Program

AquaRing Field Test Begins at MEKOROT’s Water Monitoring Station in Northern Israel

Additional Global Water Companies Have Joined the AquaRing System Pilot Program

Ness Ziona, Israel – November 23, 2022 — Watersight, a watertech joint venture company of MEKOROT, Israel’s national water company, and Newsight Imaging Ltd., a technology company that specializes in advanced CMOS image sensors for spectral analysis and machine vision, today announced the start of the field test at MEKOROT’s water monitoring facility in northern Israel alongside the addition of U.S. global companies to its pilot water monitoring program utilizing the AquaRing. The AquaRing is a smart water monitoring system, a complete real-time sensing device for online water condition monitoring for water, utility, and food & beverage industries.

The AquaRing is installed in one of MEKOROT’s water monitoring stations, located in the North of Israel. In addition, new large global water companies have joined the AquaRing pilot program. The new pilot program companies are among the world’s leading manufacturers and providers of water equipment, heating, and water quality products and solutions. The companies are global providers of industry leading water solutions encompassing flow measurement, quality and other system parameters giving services for the global infrastructure markets.

Two additional global water companies have also joined the pilot program, including one already in an advanced phase with AquaRing installed.

Watersight’s patent-pending AquaRing is based on the game-changing spectral chips developed by Newsight, powered by Machine Learning and AI, and supported by a cloud-based dashboard. The device provides an advanced Real-Time, IoT monitoring solution that provides alerts based on water conditions. From source to tap, inlet to outlet, Watersight’s solution is fast, smart, and scalable at an unmatched price.

Pilot program participants receive an evaluation package that includes AquaRing sensing units, a collection of accessories, and access to a cloud-based platform. The smart water monitoring system evaluation provides a full experience of testing water quality at a small scale. Program participants work closely with Watersight experts to ensure success and to support ongoing development.

“These new pilot program member companies represent some of the largest and most innovative water technology companies in the world,” said Gilad Horn, Business Development Director at Watersight. “We are looking forward to working with the new participants as we continue to enhance and develop our product and technologies. In partnership with our pilot program members, and with the teams at our parent companies Newsight, MEKOROT, and Vision Sensing Acquisition Corp., we are positioning to rapidly become a major player in smart, digital, online water monitoring.”

Yossi Yaacobi, VP Engineering and Technology at MEKOROT, added, “MEKOROT strives to merge high end solutions within all water sectors, providing us the ability to improve the quality of water. Climate change and global warming provides us the opportunity to monitor in real-time the quality of water for all end users, and Newsight stands at the front of cutting-edge technology that can achieve new levels of perfection in the field of monitoring water quality at any time.”

Watersight was recently chosen as a finalist in the FoodTech 2022 competition sponsored by Calcalist and Tnuva Ventures. For more information about the Watersight Pilot Program, please visit:

https://semiconductors.nstimg.com/the-aquaring

Watch the Product Video: AquaRing: The breakthrough technology for Online Water Condition Monitoring

About Watersight

Watersight (https://watersight.ai/) is a joint company of Newsight Imaging and MEKOROT. Based on Newsight’s validated spectral chip technology, the AquaRing is Watersight’s flagship device for online condition-based monitoring (CbM). This technology allows for real-time water and liquid analysis alerts at an unbeatable price. Enhanced by ML and AI, the device enables accurate diagnosis of the water’s quality, safety, and security.

About Newsight Imaging

Newsight Imaging (www.nstimg.com) develops advanced CMOS image sensor chips for 3D machine vision and spectral analysis. Newsight’s depth camera sensors for machine vision serve verticals such as Mobile & Metaverse, Robotics, Industry 4.0, Automotive Safety, etc. The company recently launched its one-of-a-kind solid-state LiDAR reference design, the eTOF™ LiDAR, based on the NSI1000 sensor. In addition, Newsight has developed its spectral chip backed by AI technology that has multiple uses in rapid pathogen detection and in continuous, condition-based monitoring of fluid flows, including water quality. Newsight’s Virusight subsidiary’s SpectraLIT™ offers a unique and affordable solution for remote healthcare, real time diagnosis, and quality inspection solutions for water, food & beverage, etc., including COVID detection in <20 seconds with 96% accuracy. Newsight’s Watersight subsidiary’s AquaRing provides real-time, AI-based monitoring of flow systems or processes, including installations for water quality monitoring, The Company has US and EU patents and has received multiple grants by the Israeli Innovation Authority. For more information visit www.newsight.com.

On August 30, 2022, Newsight Imaging announced that it has entered into a definitive agreement to become publicly listed through a merger transaction with Vision Sensing Acquisition Corp. (Nasdaq: VSAC), a publicly traded special purpose acquisition company. The transaction is expected to close as early as the fourth quarter of 2022, at which point the combined company’s common stock is expected to trade on the Nasdaq Capital Market under the ticker symbol “NSIM”.

About Vision Sensing Acquisition Corp.

Vision Sensing Acquisition Corp. (“VSAC”) is a Special Purpose Acquisition Company (“SPAC”) that has been established to focus on the acquisition of vision sensing technologies (“VST”) including hardware solutions (chips / modules / systems), related application software, artificial intelligence and other peripheral technologies that assist to integrate and/or supplement VST applications. For more information visit www.vision-sensing.com.

Forward-Looking Statements

This press release is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) among VSAC and Newsight. No representations or warranties, express or implied are given in, or in respect of, this press release. In addition, this press release does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of Newsight or the Proposed Business Combination.

This press release includes a summary set of risk factors that may have a material impact in connection with the Proposed Business Combination or Newsight. These are not intended to capture all the risks to which the Proposed Business Combination or Newsight is subject or may be subject, and we encourage investors to review the risk factors set forth in the Registration Statement (as defined below), when available. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither VSAC nor Newsight presently know or that VSAC and Newsight currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VSAC’s and Newsight’s expectations, plans or forecasts of future events and views as of the date of this press release. VSAC and Newsight anticipate that subsequent events and developments will cause VSAC’s and Newsight’s assessments to change. However, while VSAC and Newsight may elect to update these forward-looking statements at some point in the future, VSAC and Newsight specifically disclaim any obligation to do so. To the fullest extent permitted by law in no circumstances will Newsight, VSAC or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this press release, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. These forward-looking statements should not be relied upon as representing VSAC’s and Newsight’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Any financial information and data contained in this press release is unaudited and may not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, the Registration Statement (as defined below) to be filed by Newsight with the U.S. Securities and Exchange Commission (the “SEC”).

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. VSAC’s and Newsight’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, VSAC’s and Newsight’s expectations with respect to future performance and anticipated financial impacts of the transactions (the “Transactions”) contemplated by the Business Combination Agreement dated August 30, 0222 by and among Newsight, Newsight Merger Sub inc. and VSAC attached as Exhibit 2.1 to the Current Report on Form 8-K dated August 30, 2022 of VSAC filed with the SEC on September 6, 2022 (the “Business Combination Agreement”), the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of VSAC or Newsight and are difficult to predict. Factors that may cause such differences include but are not limited to: (i) the expected timing and likelihood of completion of the Transactions, including the risk that the Transactions may not close due to one or more closing conditions to the Transactions in the definitive Business Combination Agreement not being satisfied or waived on a timely basis or otherwise, or that the required approval of the Business Combination Agreement and related matters by the shareholders of Newsight and VSAC are not obtained; (ii) VSAC’s failure to retain sufficient cash in its trust account or find replacement financing in order to meet the minimum cash condition in the Business Combination Agreement; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (iv) the ability of Newsight to meet Nasdaq listing standards following the Transactions and in connection with the consummation thereof; (v) costs related to the proposed Transactions; (vi) the occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Newsight or VSAC; (vii) the disruption of Newsight management time from ongoing business operations due to the proposed Transactions; (viii) announcements relating to the Transactions having an adverse effect on the market price of VSAC’s securities; (ix) failure to realize the anticipated benefits of the Proposed Business Combination or risk relating to the uncertainty of any prospective financial information of Newsight; (x) the effect of the Transactions and the announcement thereof on the ability of Newsight to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on its operating results and businesses generally; (xi) the failure of Newsight to meet projected development and production targets; (xii) changes in applicable laws or regulations, including laws and regulations affecting the market for Newsight’s products; (xiii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors, or the continuing effects of the COVID-19 pandemic, the worsening thereof or other future pandemics; (xiv) fluctuations or effects on Newsight’s ability to implement its business strategy, maintain or grow customers or distributors or the price, availability and quality of raw materials and contracted products as well as currency fluctuations, and (xv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by VSAC, including VSAC’s Form 10-K for the year ended December 31, 2021 as filed with the SEC on March 31, 2022 (the “10-K”), and its Form 10-Q, as filed with the SEC on August 12, 2022 (the “10-Q”), or that Newsight intends to file with the SEC, including in the Registration Statement. The foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. There may be additional risks that neither VSAC nor Newsight presently know, or that VSAC and Newsight currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. VSAC and Newsight undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the Proposed Business Combination, Newsight intends to file relevant materials with the SEC, including a Registration Statement on Form F-4, which will include a proxy statement/prospectus of VSAC, and a prospectus for the registration of Newsight securities in connection with the Proposed Business Combination (the “Registration Statement”). The parties urge its investors, shareholders, and other interested persons to read, when available, the preliminary proxy statement/prospectus and definitive proxy statement/prospectus, in each case when filed with the SEC and documents incorporated by reference therein because these documents will contain important information about VSAC, Newsight and the Proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of VSAC as of the record date in the future to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of VSAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with VSAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the Proposed Business Combination, because they will contain important information about VSAC, Newsight and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: VSAC Acquisition Corp., Attention: Garry Stein, telephone: +852 9858 0029. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

VSAC, Newsight and their respective directors and executive officers may be deemed participants in the solicitation of proxies from VSAC’s shareholders in connection with the Proposed Business Combination. VSAC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of VSAC in VSAC’s final prospectus filed with the SEC on November 3, 2021 in connection with VSAC’s initial public offering or in VSAC’s Form 10-K or its Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to VSAC’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Newsight intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain free copies of these documents as described above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations Contact:

Chris Tyson

MZ North America

VSAC@mzgroup.us

949-491-8235

Watersight Contact:

libi.rubino@nstimg.com

Newsight Imaging Contact:

info@newsight.com